

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Derek S. Reiners
Senior Vice President and Chief Accounting Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

> **Re:** **ONEOK, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **Filed April 29, 2010 and August 4, 2010**
> **File No. 001-13643**

Dear Mr. Reiners:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director